March 11, 2008

Amanda McManus
Branch Chief - Legal
Division of Corporation Finance
Mail Stop 3561
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Healthy Fast Food, Inc.
Registration Statement on Form S-1
File No. 333-145360

Dear Ms. McManus:

On behalf of Healthy Fast Food, Inc. (the “Company”), I hereby request acceleration of the effective date of the above-referenced registration statement to 4:15 p.m., Eastern Time, March 13, 2008, or the earliest practicable date thereafter.

In making this request, the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Henry E. Cartwright

Henry E. Cartwright
President

1075 American Pacific, Suite C, Henderson, NV, 89052 Phone: 702.755.7304  Fax: 702.434.8572

PAULSON
INVESTMENT COMPANY, INC.

March 11, 2008

VIA FACSIMILE AND EDGAR

United States Securities & Exchange Commission
Division of Corporate Finance
Mail Stop 3561
100 F Street, N.E.
Washington, DC  20549
Attn:  Amanda McManus

Via Facsimile and EDGAR

RE:        Healthy Fast Food, Inc.
Registration Statement Form S-1, File Number 333-145360

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, the undersigned hereby requests acceleration of the effective date of the above referenced registration statement to Thursday, March 13, 2008 4:15 p.m. Eastern Time or as soon thereafter as is practicable.

Sincerely,

Paulson Investment Company, Inc.

                                                                                                         /s/ Trent D. Davis

Trent D. Davis
Chief Executive Officer

811 S.W. Naito Parkway  •  Suite 200  •  Portland, Oregon 97204  •  (503) 243-6000
Member NASD & SIPC

PAULSON
INVESTMENT COMPANY, INC.

March 11, 2008

VIA FACSIMILE AND EDGAR

United States Securities & Exchange Commission
Division of Corporate Finance
Mail Stop 3561
100 F Street, N.E.
Washington, DC  20549
Attn:  Ms. Amanda McManus

Via Facsimile and EDGAR

RE:        Healthy Fast Food, Inc.
Registration Statement Form S-1, File Number 333-145360

Ladies and Gentlemen:

In connection with the above referenced offering and pursuant to the terms of Rule 418(a) (7) and (8) under Securities Act of 1933, as amended, the preliminary prospectus, dated November 19, 2007 was distributed in and outside the United States during the period from November 19, 2007 and February 7, 2008, the preliminary prospectus dated February 8, 2008 was distributed in and outside of the United States during the period from February 8, 2008 to the present date.

Approximately 3,800 preliminary prospectuses, dated November 19, 2007, were distributed to approximately 450 prospective Underwriters and Dealers. Approximately 3,000 preliminary prospectuses were delivered to approximately 1,800 individuals and approximately 1,900 preliminary prospectuses were delivered to approximately 850 institutional investors.

Approximately 3,700 preliminary prospectuses, dated February 8, 2008, were distributed to approximately 70 prospective Underwriters and Dealers. Approximately 1,600 preliminary prospectuses were delivered to approximately 1,200 individuals and approximately 800 preliminary prospectuses were delivered to approximately 350 institutional investors.

In addition, the underwriters are aware of their obligations under Rule 15c2-8 of the Securities Act of 1934, as amended, and have taken reasonable steps to ensure compliance with such obligations.

Sincerely,

Paulson Investment Company, Inc.

                                                                                                         /s/ Trent D. Davis

Trent D. Davis
Chief Executive Officer

811 S.W. Naito Parkway  •  Suite 200  •  Portland, Oregon 97204  •  (503) 243-6000
Member NASD & SIPC